UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32164 / June 28, 2016

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In the Matter of   :
                                                                                    :
CAREY CREDIT INCOME FUND   :
CAREY CREDIT ADVISORS, LLC   :
                                                                                    :
50 Rockefeller Plaza   :
New York, NY 10020   :
                                                                                    :
GUGGENHEIM PARTNERS INVESTMENT MANAGEMENT, LLC   :
GUGGENHEIM FUNDS DISTRIBUTORS, LLC   :
GUGGENHEIM FUNDS INVESTMENT ADVISORS, LLC   :
SECURITY INVESTORS, LLC   :
GUGGENHEIM EUROPEAN CREDIT FUND   :
GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER, LLC   :
GUGGENHEIM PRIVATE DEBT FUND, LLC   :
GUGGENHEIM PRIVATE DEBT FUND, LTD.   :
GUGGENHEIM PRIVATE DEBT MASTER FUND, LLC   :
GUGGENHEIM PRIVATE DEBT FUND NOTE ISSUER 2.0, LLC   :
GUGGENHEIM PRIVATE DEBT FUND 2.0, LLC   :
GUGGENHEIM PRIVATE DEBT FUND 2.0, LTD.   :
GUGGENHEIM PRIVATE DEBT MASTER FUND 2.0, LLC   :
NZC GUGGENHEIM FUND LLC   :
NZC GUGGENHEIM FUND LIMITED   :
NZC GUGGENHEIM MASTER FUND LIMITED   :
NZCG FUNDING LTD.   :
NZCG FUNDING 2 LIMITED   :
SOUTH DOCK FUNDING LIMITED   :
NZCG FEEDER I, L.P.   :
NZCG FUNDING 2, LLC   :
NZCG FUNDING LLC   :
GUGGENHEIM U.S. LOAN FUND   :
GUGGENHEIM U.S. LOAN FUND II   :
GUGGENHEIM U.S. LOAN FUND III   :
GUGGENHEIM OPPORTUNISTIC U.S. LOAN AND BOND FUND IV   :
GUGGENHEIM LOAN AND BOND FUND V   :
GUGGENHEIM LOAN AND BOND FUND VI   :
GFI FUND   :
GHY FUND   :
                                                                                    :

100 Wilshire Boulevard
5th Floor
Santa Monica, CA 90401   :
                                                                                                   :
(812-14426)   :
                                                                                                   :

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ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Carey Credit Income Fund, Carey Credit Advisors, LLC, Guggenheim Partners Investment Management, LLC, Guggenheim Funds Distributors, LLC, Guggenheim Funds Investment Advisors, LLC, Security Investors, LLC, Guggenheim European Credit Fund, Guggenheim Private Debt Fund Note Issuer, LLC, Guggenheim Private Debt Fund, LLC, Guggenheim Private Debt Fund, Ltd., Guggenheim Private Debt Master Fund, LLC, Guggenheim Private Debt Fund Note Issuer 2.0, LLC, Guggenheim Private Debt Fund 2.0, LLC, Guggenheim Private Debt Fund 2.0, Ltd., Guggenheim Private Debt Master Fund 2.0, LLC, NZC Guggenheim Fund LLC, NZC Guggenheim Fund Limited, NZC Guggenheim Master Fund Limited, NZCG Funding Ltd., NZCG Funding 2 Limited, South Dock Funding Limited, NZCG Feeder I, L.P., NZCG Funding 2, LLC, NZCG Funding LLC, Guggenheim U.S. Loan Fund, Guggenheim U.S. Loan Fund II, Guggenheim U.S. Loan Fund III, Guggenheim Opportunistic U.S. Loan and Bond Fund IV, Guggenheim Loan and Bond Fund V, Guggenheim Loan and Bond Fund VI, GFI Fund, and GHY Fund filed an application on February 23, 2015 and amendments to the application on June 12, 2015, October 20, 2015, February 25, 2016 and April 29, 2016, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order permits certain business development companies and closed-end management investment companies ("Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds.

On June 2, 2016, a notice of the filing of the application was issued (Investment Company Act Release No. 32138). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, Carey Credit Income Fund, et al. (File No. 812-14426) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary